Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

ANNOUNCE DAY KEY MESSAGES

•                  This is a good thing for both companies.

•                  The two companies are combining to form a global market leader.

•                  The new company is focused on growth, especially on the mid-market opportunity.

•                  This is a complementary fit — it is not the typical software combination of late (little redundancy in products, markets, and organization structure).

Sound bites

•                  “These are the right companies coming together at the right time to create the right choice in enterprise applications.”

•                  “Combining Lawson and Intentia will create a company that can better serve more customers with more products in more of the world.”

•                  “Lawson and Intentia complement each other perfectly, with alignment on value propositions, technology and partnerships and balance in geography, industry expertise and applications.

1.              Combining Lawson and Intentia creates a compelling new choice in enterprise applications and vaults the new company into the top tier of enterprise applications providers worldwide.

•                  FY04 revenues: Lawson USD 363 million; Intentia SEK 2,983 million (approximately USD 406 million.)

•                  Combined customer base encompassing more than 4,000 accounts worldwide.

•                  Record of delivering superior customer experiences across multiple industries.

•                  Focused on customer outcomes, anchored in industry-specific expertise.

•                  Proven cost-of-ownership advantages.

•                  Broad product portfolio addressing all enterprise resource planning, enterprise performance management, supply chain management, enterprise asset management, and customer relationship management applications.

•                  True global scope: 40+ countries, 43 languages, 24/7 global support, 3,700 employees worldwide.

•                  Fills gap created by industry consolidation: True global competitor with explicit mid-market focus across targeted industries.

2.              The complementary strengths of the combining companies fit together strategically to create a company that can be a leader in the enterprise applications for the global mid-market.

•                  Combined company has true global footprint with Lawson’s US presence complemented by Intentia’s in Europe and Asia, with middle-market customers accounting for the majority of the combined company’s installed base.

•                  Combined company has industry-specific expertise across multiple markets, with Intentia’s strengths in manufacturing, distribution, food and beverage, and asset-intensive industries complementing Lawson’s strength in service sector categories including healthcare, retail, government, education and financial services.

•                  Combined product portfolio spans all core enterprise applications.

•                  With Project Landmark, Lawson is introducing a new standards-based business applications platform designed to leapfrog the software industry by dramatically increasing overall application quality and improving the product lifecycle experience for Lawson clients, from construction to deployment, implementation, integration, support and upgrades.

•                  Strong technology:  Lawson has an open platform technology strategy that is standardizing on IBM middleware to deliver its applications across multiple platforms. Intentia is a leader in delivery of enterprise scale Java technology and is standardizing on IBM middleware to deliver its applications across multiple platforms.

•                  Both companies are strong IBM partners with particular expertise in eServer environments.

•                  Intentia is among top IBM eServer partners; Top 5 ERP vendor for IBM SMB market

•                  Lawson will optimize and standardize its business applications on IBM’s open, standards-based software and hardware and has selected IBM’s WebSphere as the foundation for Project Landmark.

3.              Combining Lawson and Intentia will create value across the board … for customers and prospects, investors, partners and employees.

•                  All constituents benefit. The new company is about offering all constituents more from the combined companies’ complementary strengths. It contrasts with consolidation plays where inherent conflicts force disruptive choices upon the company and its stakeholders.

•                  Market (customers and prospects):  Choice — an alternative to currently dominant brands that requires no compromise on breadth of solutions offered and availability of global service and support; investment protection for installed applications; enriched solution offering with no loss of focus on industry-specific needs; demonstrable time-to-benefit and cost-of-ownership advantages vs. leading competitors; focused on the global mid-market with ability to scale to serve largest enterprises.

•                  Investors: Larger, more geographically diversified and stronger company positioned to be a leader in the fastest growing segment in enterprise applications, the global mid-market.

•                  Partners: Scale that matters to partner business interests — a true global entity with 4,000+ customers in 40+ countries and full complement of enterprise applications for IBM / eServer-centric environments.

•                  Employees: Energizing challenges and growth opportunities arising from potential to shape a new industry order in enterprise applications; staying power, scope and scale to make customer-focused aspirations reality; satisfaction of affiliation with a challenger putting customer interests first.

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson  pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.